UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2026

Nicolas Lin
Chief Executive Officer
Aether Holdings, Inc.
110 Charlton Street, Unit RET B
New York, NY 10014

Re: Aether Holdings, Inc.
Registration Statement on Form S-3
Filed May 22, 2026
File No. 333-296182

Dear Nicolas Lin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Haddad